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                 [SUTHERLAND ASBILL & BRENNAN LLP LETTERHEAD]

W. THOMAS CONNER
DIRECT LINE: 202.383.0590
E-mail: thomas.conner@sutherland.com

                              September 20, 2011

VIA EDGAR
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Min S. Oh, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         RE: First MetLife Investors Insurance Company
             First MetLife Investors Variable Annuity Account One
             Initial Registration Statement filed on Form N-4
             (File Nos. 811-08306 and 333-176679) (Class S)

Dear Mr. Oh:

   On behalf of First MetLife Investors Insurance Company ("First MetLife") and its separate account, First MetLife Investors Variable Annuity Account One ("Registrant"), we are providing the responses of First MetLife to the comments of the staff of the U.S. Securities and Exchange Commission ("SEC" or the "Commission") provided by letter dated September 19, 2011, in connection with the above-captioned registration statement filed on September 2, 2011. For your convenience each of those comments is set forth below, followed by the response to the comment. In addition, we have attached pages from revised prospectus and statement of additional information for the above-captioned registration statement that are marked to show changes made in response to the SEC staff comments.

GENERAL
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1. Please disclose to the staff whether there are any types of guarantees or support agreements with third parties, or will the company be primarily responsible for paying out on any guarantees associated with the contract.

   RESPONSE: First MetLife entered into a net worth maintenance agreement with its parent company, MetLife, Inc. The agreement is described in the
Statement of Additional Information ("SAI"). First MetLife incorporated by reference the MetLife, Inc. financial statements in the SAI that was filed with the above-captioned initial registration statement.

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Thomas Conner, Esq.
Sutherland Asbill & Brennan LLP
September 20, 2011
Page 2

PROSPECTUS
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2. Please revise the cover page of the prospectus and the class identifier to match each other and to distinguish this contract from the May 2011 Prospectus.

   RESPONSE: At the direction of the SEC staff, Registrant has established the following Class identifiers for the contracts described in the above-referenced registration statements--Class S (offered on and after October 7, 2011) and Class S--L Share Option (offered on and after October 7, 2011). In addition, as the SEC staff requested, these Class identifiers will appear on the first page of the prospectus for the contracts. (See attachment.)

3. THE FIXED ACCOUNT

   A. Based on the fifth paragraph under "The Annuity Contract" on page 15 and "Fixed Annuity Payments" on page 32, it appears that although the contract does not offer a fixed account option during the accumulation phase, it does offer one during the income phase. Please confirm whether this is accurate and confirm that the prospectus has been revised where applicable to make this clear to the reader, e.g., in the fifth paragraph cited above, disclosure could be added to the beginning of the paragraph to explicitly state that although the contract does not offer a fixed account option during the accumulation phase, it does offer one during the annuity phase.

      RESPONSE: Registrant draws a distinction between a "fixed account," which refers to an investment option that may be available during the accumulation phase of a variable annuity contract, and a "fixed annuity payment option," which refers to the opportunity to receive, during the income phase of a variable annuity contract, a series of payments that are guaranteed as to dollar amount. No fixed account investment option is available under Class S contracts. As described under the headings "The Annuity Contract" and "Annuity Payments (The Income Phase)," contract owners can only elect a fixed annuity payment option during the income phase of the contract. Registrant has removed the one "fixed account" reference in the "Annuity Provisions" section of the statement of additional information. Registrant does not believe any additional disclosure changes are necessary.

   B. If the fixed account is available during the annuity phase, please also expand the fifth paragraph cited to further explain the general account, i.e., the rate it offers is guaranteed and any applicable guaranteed minimum rate associated with the account.

   RESPONSE: Because there is no fixed account investment option available under Class S contracts, Registrant has not expanded the disclosure as requested. The operation of the "fixed annuity payment option" is described in the "Annuity Payments (The Income Phase)" section of the prospectus and in the "Annuity Provisions" section of the related statement of additional information.

   Registrant notes that, in addition to the description of the general account that appears in "The Annuity Contract" section of the prospectus, there are references to the general account under the subheading "The Separate Account" (in the "Other

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Thomas Conner, Esq.
Sutherland Asbill & Brennan LLP
September 20, 2011
Page 3

Information" section of the prospectus).

4. INDEX OF SPECIAL TERMS (PAGE 4)

   Special terms should be defined in the text the first time they are used and also defined in the index. Once defined in the text and index, special terms should thereafter be upper cased/italicized whenever they appear in the prospectus. However, as contemplated during its review of the prospectus in pre-effective amendment no. 1 for the Series VA 2 contract, File No. 333-176374 ("Series VA 2 Prospectus"), the staff is willing to permit use of current format if registrant will acknowledge the comment and represent that it will provide requested disclosure in its next amendment.

   RESPONSE: Item 2 of Form N-4 permits the use of an index of special terms in lieu of a glossary. Unlike a glossary, an index does not include definitions of special terms, but rather lists the page on which the special term is defined.

   Registrant has generally followed the convention of defining a special term in the place in the prospectus where it believes the best explanation for the word or term appears, and italicizing the term where that definition is provided. Registrant acknowledges the Commission staff's comment that the terms listed in the index be defined the first time that they are used in the prospectus and upper cased or italicized whenever they appear in the prospectus. Registrant will review the prospectus to insure that special terms are defined the first time that they appear in the prospectus, except where a definition would detract from the readability or clarity of the disclosure, and will revise the disclosure, as needed to respond to the comment, in the May 1, 2012 post-effective amendment filing for the above-captioned registration statement.

5. Please highlight the fourth and fifth sentence in the paragraph immediately following the two bullet points under "Highlights" on page 6.

   RESPONSE: Registrant has highlighted the disclosure as requested. (See attachment.)

6. FEE TABLES AND EXAMPLES (PAGE 7)

   a. Currently, due to the formatting of page 7, the notes to the table are more prominent than the actual fee table. Please revise.

      RESPONSE: Registrant has revised the formatting to better distinguish the footnote text from the fee table. (See attachment.)

   b. Please revise the disclosure on pages 7 and 8, and 13 and 14 so that Series S-L [sic] and its higher fees and expenses precede the disclosure for the less expensive Series S [sic].

      RESPONSE: Registrant has revised the disclosure as requested. (See attachment.)

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Thomas Conner, Esq.
Sutherland Asbill & Brennan LLP
September 20, 2011
Page 4

   c. Please reconcile the number of footnotes appearing in the text of the optional rider fee table on page 9 with the actual number of footnotes provided.

      RESPONSE: Registrant has revised the disclosure as requested. (See attachment.)

   d. For consistency of disclosure and if applicable, please add the footnote to the range of portfolio expenses on page 10 to the corresponding table in all other prospectuses filed contemporaneously by the same registrant and offering the same type of new "GMIB" riders.

      RESPONSE: More detail about acquired fund fees and expenses is provided in the table of "Investment Portfolio Expenses" (and the accompanying text) that follows the table providing the range of total annual portfolio expenses. Registrant respectfully submits that, for this reason, the footnote is unnecessarily duplicative and does not enhance the disclosure. Registrant further submits that the disclosure does not, and should not appear, in the prospectuses for the other registration statements filed recently by the Registrant, and, for consistency of disclosure, should be (and has been) removed from the Class S prospectus. (See attachment.)

   e. In the narrative on page 12 following the investment portfolio expenses table, please disclose the significance of the "0.00%" in the "Contractual Expense Subsidy or Deferral" column of the table.

   Please also confirm consistency with the corresponding table and narrative in the initial registration statement for the Series C [sic] contract, file number 333-176698.

      RESPONSE: To clarify the disclosure, Registrant has placed "dashes" in the "Contractual Expense Subsidy or Deferral" column where there is no contractual fee waiver or expense reimbursement arrangement. (See attachment.)

      Registrant hereby confirms the consistency with the corresponding table and narrative in the initial registration statement for the Series S contract, File No. 333-176698.

   f. Again, for consistency of disclosure and if applicable, please add the sentence identifying the specific portfolio associated with the maximum investment portfolio fees in the narrative preceding the examples on page 13 to the corresponding narrative in all other prospectuses filed contemporaneously by the same registrant and offering the same type of new "GMIB" riders.

      RESPONSE: Identification of the specific portfolio associated with maximum investment portfolio fees and expenses provides a level of detail to the disclosure that is not called for in Item 3 of Form N-4. For this reason, Registrant respectfully submits that the wording of the narrative preceding the "Examples," as it appears in the prospectuses for the other registration statements filed recently by the Registrant, satisfies the requirements of Item 3 of Form N-4; no revision to that disclosure is necessary. For consistency of disclosure, Registrant has revised the disclosure in the Class S prospectus so that it is consistent with the wording of the corresponding narrative preceding the "Examples" in those other registration statements. (See attachment.)

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Thomas Conner, Esq.
Sutherland Asbill & Brennan LLP
September 20, 2011
Page 5

7. Under "Termination for Low Account Value" on page 16, please disclose whether the election of any riders would negate or otherwise impact the company's termination right. However, as contemplated during its review of the Series VA 2 Prospectus, the staff is willing to permit use of current disclosure if registrant will acknowledge the comment and represent that it will provide requested disclosure in its next amendment.

   RESPONSE: Registrant acknowledges the Commission staff's comment about the interplay of First MetLife's right to terminate a contract for low account value and the guarantees provided under optional living or death benefits available under the Class S contract. Registrant will review this issue further and, as appropriate, revise the disclosure in the May 1, 2012 post-effective amendment filing for the above-captioned registration statement.

8. Under "Investment Allocation Restrictions for GMIB Plus IV" on page 17, please disclose whether if elected, you may allocate purchase payments to the DCA.

   RESPONSE: Registrant has revised the disclosure to provide that a contract owner who elects GMIB Plus IV may not allocate purchase payments to the dollar cost averaging program. (See attachment.)

9. ACCUMULATION UNITS (PAGE 18)

   The first sentence of second paragraph under "Accumulation Units" on page 19 needs to be revised to avoid stating that the value of an AU will be determined "after the close of the NYSE," i.e., it would be more accurate to say "as of the close of the NYSE.

   Please also revise the last paragraph preceding the example to be more precise in terms of explaining what AUV will apply depending on when your purchase payment/transfer request is considered "received" and how that relates to when AU value is determined. See Item 10(c) which requires a description of "when calculations of accumulation unit value are made and that purchase payments are credited to a contract on the basis of accumulation unit value next determined after receipt of a purchase payment" (emphasis added).

   RESPONSE: Registrant has revised the disclosure as requested. (See attachment.)

10. EXPENSES (PAGE 26)

   a. The second to last paragraph under "Guaranteed Minimum Income Benefit -- Rider Charge" on page 27, addresses whether "a pro rata portion of the rider charge" would be imposed depending on various events which would terminate each rider as described on page 42.

      The staff suggests reconciling the first two lines and seventh line of the applicable paragraph on page 27 with the event described, in item c) on page 42.

      RESPONSE: The disclosure under the subheading "Guaranteed Minimum Income Benefit--Rider Charge" has been revised in response to this comment, and the

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Thomas Conner, Esq.
Sutherland Asbill & Brennan LLP
September 20, 2011
Page 6

   parenthetical "(a pro rata portion of the rider charge will be assessed)" has been added, where appropriate, to the list of circumstances under which a GMIB Max II or GMIB Plus IV rider will terminate referred to in this comment. (See attachment.)

   b. At the end of the first sentence of the last paragraph under "Guaranteed Minimum Income Benefit -- Rider Charge" on page 27, please add, "in the ratio each portfolio bears to your total account value."

      RESPONSE: Registrant has revised the disclosure as requested. (See attachment.)

   c. Under "Reduction or Elimination of the Withdrawal Charge -- General" on page 28, please confirm deletion of other disclosure provided in the corresponding paragraph on page 36 of the Series VA. 2 Prospectus.

      RESPONSE: The program under which withdrawal charges may be waived under a contract issued to (i) an officer, director, employee, or a family member of an officer, director, or employee of First MetLife or any of its affiliates, or (ii) an officer, director, employee, or a family member of an officer, director, or employee of a broker-dealer participating in the offering of the contract, is not available under Class S contracts. Accordingly, the disclosure referred to in this comment does not appear in the prospectus for those contracts.

11. Based on the allocation restrictions applicable to GMIB Max II and the GMIB Plus IV riders on pages 17 and 18, it appears that both sets of riders are restricted primarily to fund-of-funds structured investment portfolios with the former set limited to five portfolios, and the latter limited to seven portfolios.

   Therefore, please explain to the staff the basis for stating that the "GMIB Plus IV rider allows you to allocate your purchase payments among a wider variety of investment options than the GMIB Max II rider, including investment portfolios that may offer the potential for higher returns" as stated in the first sentence under "Investment Allocation Restrictions" on page 39.

   Similarly, explain the basis for stating that "more investment portfolios are available if you elect the GMIB Plus IV rider" in the first parenthetical under "Investment Allocation Restrictions--Comparing GMIB Max II and GMIB Plus IV" on page 39.

   Given a difference of only two investment options between the two sets of riders, please revise the comparisons of the allocation restrictions with more specificity.

   RESPONSE: If the GMIB Max II rider is elected, five portfolios are available for investment (including two structured as funds-of-funds). If the GMIB Plus IV rider is elected, seven different portfolios are available for investment (including six structured as funds-of-funds). None of the GMIB Max II portfolios are available for investment if the GMIB Plus IV rider is elected, and similarly, none of the GMIB Plus IV portfolios are available for investment if the

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Thomas Conner, Esq.
Sutherland Asbill & Brennan LLP
September 20, 2011
Page 7

GMIB Max II rider is elected.

   To make these differences clearer, Registrant has changed the disclosure in the comparison of the GMIB Max II and GMIB Plus IV riders (page 39) from "The GMIB Plus IV rider allows you to allocate your purchase payments among a wider variety of investment options than the GMIB Max II rider" to "The GMIB Plus IV rider allows you to allocate your purchase payments among different investment options than the GMIB Max II rider."

   In addition, on page 39, Registrant also changed "(By contrast, more investment portfolios are available if you elect the GMIB Plus IV rider; see "Purchase -- Investment Allocation Restrictions for Certain Riders" for a complete list.)" to "(By contrast, seven different investment portfolios are available if you elect the GMIB Plus IV rider; see "Purchase -- Investment Allocation Restrictions for Certain Riders" for a complete list.)" (See attachment.)

12. LIVING BENEFITS -- GUARANTEED INCOME BENEFITS (PAGE 34)

   Please highlight the second to last paragraph preceding "Enhanced Payout Rates" on page 41, see, e.g., the corresponding paragraph on page 49 of the VA 2 Prospectus.

   RESPONSE: Registrant has highlighted the disclosure as requested. (See attachment.)

13. Please confirm applicability of the "Puerto Rico Tax Considerations" subsection on page 51.

   RESPONSE: This disclosure is applicable to, and important to, any Class S contract owner who becomes a resident of Puerto Rico during the time that s/he owns the contract.

   14. The fourth paragraph under "The Separate Account" on, for example, page 52 of the Class L-4 2 filing states the following:

     Any amount under any optional death benefit, optional Guaranteed Minimum Income Benefit, optional Guaranteed Withdrawal Benefit, or optional Guaranteed Minimum Accumulation Benefit that exceeds the assets in the Separate Account is also paid from our general account (emphasis added).

   Please clarify whether this sentence (and paragraph) is meant to relate to the obligations of all contracts offered through the Separate Account or just those of the Class L-4 2 filing. If the former, please revise this sentence for consistency in the corresponding paragraph in all other prospectuses filed contemporaneously by the same registrant and offering the same type of new "GMIB" riders.

   RESPONSE: Registrant has revised the disclosure to delete references to optional death benefits, Guaranteed Withdrawal Benefits, and optional Guaranteed Minimum Accumulation Benefits that are not available under the Class S contracts. (See attachment.)

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Thomas Conner, Esq.
Sutherland Asbill & Brennan LLP
September 20, 2011
Page 8

15. In the first sentence of the second paragraph under "Distributor" and the first sentence under "Selling Firms" on page 52, please disclose whether the other selling firms are affiliated and/or unaffiliated as was provided in the same sentence in the corresponding paragraphs on page 78 of the Series VA 2 Prospectus.

   If affiliated selling firms are involved, please identify them under "Selling Firms" as they were in under "Selling Firms" in the Series VA 2 Prospectus and include a "Sales by Our Affiliates" subsection as well.

   RESPONSE: Registrant has revised the disclosure to clarify that the selling agreements are with unaffiliated selling firms. (See attachment.)

16. Please reconcile the pagination of the appendices with the actual appendix, e.g., pagination for Appendix A should not be B-1, B-2, etc.

Response: Registrant has reconciled the pagination of the appendices as requested. (See attachment.)

PART C

17. With respect to exhibits provided under Item 24.b, please note the absence of exhibits for the new version of certain riders available with the contract, Conversely exhibits of riders not available with this contract should be deleted.

   RESPONSE: Registrant will revise the labeling of exhibits, and file related contract schedule pages, to clarify that only exhibits related to the versions of the riders available under the contract are being provided.

18. Please provide powers of attorney as an exhibit to this filing and note that they should "relate to a specific filing" as required by Rule 483(b) under the Securities Act of 1933.

   RESPONSE: Registrant will provide powers of attorney as directed in this comment and note in Part C that such powers of attorney are "filed herewith."

19. FINANCIAL STATEMENTS, EXHIBITS, AND CERTAIN OTHER INFORMATION

   Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

   RESPONSE: Registrant will include any financial statements, exhibits, and any other required disclosure not included in the above-captioned initial registration statement in a pre-effective amendment to the initial registration statement referenced above.

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Thomas Conner, Esq.
Sutherland Asbill & Brennan LLP
September 20, 2011
Page 9

20. REPRESENTATIONS

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

   Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

       . should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any

       . action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

       . the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   RESPONSE: Registrant will acknowledge the representations listed above in a letter submitted under separate cover.

                                   * * * * *

We hope that you will find these responses satisfactory. If you have questions or comments about this matter, please contact the undersigned at 202.383.0590 or Patrice Pitts at 202.383.0548.

                                          Sincerely,

                                          /s/ W. Thomas Conner

                                          W. Thomas Conner

Attachments

cc: Paul Cellupica
    Marie Swift
    Michele Abate
    John Towers
    Patrice Pitts